SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934 (Amendment No. )*

DMR Mortgage Opportunity Fund LP
(Name of Issuer)
Limited Partnership Interests
(Title of Class of Securities)
None
(CUSIP Number)
May 31, 2008
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b) ☐ Rule 13d-1(c) ☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

PAGE 1 OF 7 PAGES

CUSIP No. None

1	NAME OF REPORTING PERSON
Manulife Financial Corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*			(a) ☐
(b) ☐
N/A

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Canada

		5	SOLE VOTING POWER
-0-

Number of		6	SHARED VOTING POWER
Shares
Beneficially			-0-
Owned by

	Each	7	SOLE DISPOSITIVE POWER
Reporting
Person			-0-
With

		8	SHARED DISPOSITIVE POWER
-0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
None, except through its indirect, wholly-owned subsidiary, John Hancock Life Insurance Company

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
N/A

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
See line 9 above.

12	TYPE OF REPORTING PERSON*
HC

*SEE INSTRUCTIONS PAGE 2 OF 7 PAGES

CUSIP No. None

1	NAME OF REPORTING PERSON
John Hancock Life Insurance Company

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*			(a) ☐
(b) ☐
N/A

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Commonwealth of Massachusetts

		5	SOLE VOTING POWER
Limited partnership interest of 40%

Number of		6	SHARED VOTING POWER
Shares
Beneficially			-0-
Owned by

	Each	7	SOLE DISPOSITIVE POWER
Reporting
Person			Limited partnership interest of 40%
With

		8	SHARED DISPOSITIVE POWER
-0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
Limited partnership interest of 40%

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
40%

12	TYPE OF REPORTING PERSON*
IC

*SEE INSTRUCTIONS PAGE 3 OF 7 PAGES

Item 1(a)	Name of Issuer:
DMR Mortgage Opportunity Fund LP

Item 1(b)	Address of Issuer's Principal Executive Offices:
1800 Tysons Boulevard, Suite 200
McLean, Virginia 22102

Item 2(a)	Name of Person Filing:
This filing is made on behalf of Manulife Financial Corporation (“MFC”) and MFC’s indirect, wholly-owned subsidiary, John Hancock Life Insurance Company (“JHLICO”).

Item 2(b)	Address of Principal Business Office:
The principal business office of MFC is located at 200 Bloor Street East, Toronto, Ontario,
Canada, M4W 1E5.
The principal business office of JHLICO is located at 200 Clarendon Street, Boston,
Massachusetts 02117.

Item 2(c)	Citizenship:
MFC is organized and exists under the laws of Canada.
JHLICO is organized and exists under the laws of the Commonwealth of Massachusetts.

Item 2(d)	Title of Class of Securities:
Limited partnership interests

Item 2(e)	CUSIP Number:
None

Item 3	If this statement is being filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	MFC:	(g) (X)	a parent holding company in accordance with
§240.13d-1(b)(1)(ii)(G).

	JHLICO:	(c) (X)	insurance company as defined in section 3(a)(19)
of the Act (15 U.S.C. 78c).

Item 4	Ownership:

(a)	Amount Beneficially Owned: JHLICO has beneficial ownership of a limited partnership interest. Through its parent-subsidiary relationship to JHLICO, MFC may be deemed to have beneficial ownership of this same interest.

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(b)	Percent of Class: Of the limited partnership interests outstanding as of May 16, 2008, according to the issuer's Form N-2 Registration Statement dated June 6, 2008, JHLICO held 40%.

(c)	Number of shares as to which the person has:

	(i)	sole power to vote or to direct the vote:

JHLICO has sole power to vote or to direct the voting of the limited partnership interest it beneficially owns.

	(ii)	shared power to vote or to direct the vote: -0-

	(iii)	sole power to dispose or to direct the disposition of:

JHLICO has sole power to dispose or to direct the disposition of the limited partnership interest it beneficially owns.

	(iv)	shared power to dispose or to direct the disposition of: -0-

Item 5	Ownership of Five Percent or Less of a Class: Not applicable.

Item 6	Ownership of More than Five Percent on Behalf of Another Person: Not applicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company: See Items 3 and 4 above.

Item 8	Identification and Classification of Members of the Group: Not applicable.

Item 9	Notice of Dissolution of Group: Not applicable.

Item 10

Certification:

By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Manulife Financial Corporation

	By:	/s/ Kenneth G. Pogrin
	Name:	Kenneth G. Pogrin
Dated: August 12, 2008	Title:	Attorney in Fact*

John Hancock Life Insurance Company

	By:	/s/ Lynn L. Dyer
	Name:	Lynn L. Dyer
Dated: August 12, 2008	Title:	Attorney in Fact**

* Signed pursuant to a Power of Attorney dated January 17, 2008 included as an Exhibit to Schedule 13G filed with the Securities and Exchange Commission by Manulife Financial Corporation on January 24, 2008.

** Signed pursuant to a Power of Attorney dated January 31, 2007 included as an Exhibit to Schedule 13G filed with the Securities and Exchange Commission by Manulife Financial Corporation on February 7, 2007.

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EXHIBIT A

JOINT FILING AGREEMENT

     Manulife Financial Corporation and John Hancock Life Insurance Company agree that the Schedule 13G to which this Agreement is attached, relating to the limited partnership interests of DMR Mortgage Opportunity Fund LP, is filed on behalf of each of them.

Manulife Financial Corporation

	By:	/s/ Kenneth G. Pogrin
	Name:	Kenneth G. Pogrin
Dated: August 12, 2008	Title:	Attorney in Fact*

John Hancock Life Insurance Company

	By:	/s/ Lynn L. Dyer
	Name:	Lynn L. Dyer
Dated: August 12, 2008	Title:	Attorney in Fact**

* Signed pursuant to a Power of Attorney dated January 17, 2008 included as an Exhibit to Schedule 13G filed with the Securities and Exchange Commission by Manulife Financial Corporation on January 24, 2008.

** Signed pursuant to a Power of Attorney dated January 31, 2007 included as an Exhibit to Schedule 13G filed with the Securities and Exchange Commission by Manulife Financial Corporation on February 7, 2007.

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